LAND and BUILDINGS

AIMCO (NYSE: AIV; APARTMENTS)

26 YEARS IS LONG ENOUGH

OCTOBER 2020









THE AIV OPPORTUNITY

APARTMENT INVESTMENT AND MANAGEMENT (NYSE: AIV; APARTMENTS)

Aimco is one of the largest owners of B+ apartments operating in 17 states

Published Net Asset Value	$58/share
Stock Price (as of 9/30/20)	*$33.72*
Equity Market Cap	*$5.3B*
Dividend Yield %	*4.5%*
Upside to NAV + Annual Dividend	*77%*

AIVs proposed TAXABLE spin will distribute 90% of AIMCO apartments to shareholders and has REFUSED to put the spin to a shareholder vote

75%+ Upside to AIV's Published NAV (Private Market Real Estate Value)

- Starwood, KKR, and Blackstone reiterated as recently as yesterday that apartments at the top of their shopping list with "wild bidding" and cap rates below 4.5%, AIV trades at a 6.2% implied cap rate
- The Company's published NAV of $58 is ~75% above the current share price; in the Company's most optimistic scenario the expected value for shareholders falls well short of its own NAV

Persistently and Consistently Underperforming

- Under the leadership of Chairman/CEO Terry Considine, the last 26 years, the Company has under performed Proxy Peers as well as the most recent 1, 3, 5-years under the current Board
- Consistently traded at large discount to Apartment Peers and consensus NAV

We believe spin creates a conflict with Chairman/CEO and shareholders

- Shareholders will incur up to $8 in taxes in the spin, while Chairman/CEO avoids the same tax for the majority of his ownership
- Excessive compensation does not reflect sharp underperformance relative to Apartment Peers
- We believe long-tenured Board is out of touch with market conditions and it is unlikely the directors considered a sale as part of their review of options to maximize value for all shareholders

Note: Valuations referenced in this presentation are based on Land & Buildings' views, estimates and analysis of publicly available information on AIV, Apartment Peers and market data. Apartment Peers defined as AVB, CPT, ESS, EQR, MAA, and UDR as disclosed in AIV's 2020 Proxy Statement filed March 11, 2020.

L&B

WHY ARE WE HERE?

WE BELIEVE THE SPIN OF ~90% OF AIV'S VALUE SHOULD BE APPROVED BY SHAREHOLDERS

- Chairman/CEO Terry Considine, along with the over-tenured Board, approved the spin-off of 90% of the Company and *is refusing to voluntarily put it to a shareholder vote* as they and their advisors "have determined" what is best for shareholders

- Spin-off may *cost spin shareholders as much as $8 per share in taxes* while providing no cash to shareholders to pay the taxes; shares underperformed Apartment Peers from Sept. 14th announcement to the time of Land & Buildings' Sept. 22nd public letter

- Chairman/CEO *Terry Considine will incur no tax on unit ownership and will initially remain in his roles at both companies*, likely doubling up on compensation, which creates a material conflict between shareholders and Mr. Considine in our view

- Shareholders will be left with two companies – AIV and AIR which combined will unlikely trade anywhere close to the $58 NAV in our view and Company's own materials confirm in the most optimistic case, *the value falls well short of $58 NAV**

- The Board should have considered all alternatives to maximize value for shareholders, including developing *a succession plan and considering a sale of the Company*, not the narrow options they outlined, in our view

> **WE BELIEVE THE CALLING OF A SPECIAL MEETING IS CRITICAL TO ALLOW SHAREHOLDER VOICES TO BE HEARD ON WHETHER THE SPIN-OFF IS THE BEST PATH FORWARD**

Source: Company filings and Land & Buildings' views and analyses.
*Based on Company's estimated valuation of AIV and AIR combined post-spin with $52 per share representing the high-end as disclosed in AIV's press release, dated September 22, 2020.

L&B

PORTFOLIO OVERVIEW

AIMCO OWNS A SOLID PORTFOLIO OF LARGELY CLASS B APARTMENTS

> Apartment & Investment Management Company is a real estate investment trust focused on the ownership and management of apartment communities located in select markets in the United States

> Aimco is one of the country's largest owners and operators of apartments, with ownership interests in 124 apartment communities in 17 states and the District of Columbia

Portfolio Statistics

Communities/Units	125/32,938
Average Occupancy	95.5%
Average Unit Rent	$2,254
Estimated Value per Unit	$398,000

Geographic Footprint



Top 10 Markets

Market	% of NOI	Units	Quality Grade
Los Angeles	18.3%	3,690	A-
Boston	13.8%	4,689	B
Suburban Virginia	10.2%	3,672	B
Philadelphia	8.7%	1,729	A+ / A++
San Francisco	7.6%	1,561	B+ / A-
San Diego	7.4%	2,353	B+ / A-
Denver	4.5%	1,886	B
Miami	4.4%	880	B+ / A-
Chicago	4.2%	1,729	B
Orange County	2.7%	966	A-
Top-10 Markets	82%	23,156	
AIV Totals	*100%*	*32,625*	*B / B+*

Source: Green Street; Company Fillings

L&B

STRONG CASE FOR CHANGE GIVEN UNDERPERFORMANCE

AIV'S TOTAL RETURNS HAVE UNDERPERFORMED ALL RELEVANT PEERS SINCE ITS IPO, 5-, 3-, AND 1-YEAR TIMEFRAMES

- Under Chairman/CEO Considine and the Board's leadership, AIV's Total Shareholder Return the last 26 years as well as the past 1, 3, and 5 years has consistently and persistently underperformed proxy peers and REITs overall – despite a sound fundamental backdrop

- *The past five years Considine has earned more than $30 million yet under-performed comp proxy peers by 24%*

- Underperformance, in our view, stems primarily from a long history of poor oversight, strategic vision and capital allocations decisions

Total Return Underperformance to Peers

Total Shareholder Returns	Trailing 5 Years	Trailing 3 Years	Trailing 1 Years	Since IPO (July 1994)
Apartment Investment and Management Company (NYSE: AIV)	8%	-18%	-33%	974%
AIV Underperformance vs. Proxy Performance Peers	-13%	-14%	-6%	-907%
AIV Underperformance vs. Proxy Compensation Peers	-24%	-20%	-12%	-429%
AIV Underperformance vs. REITs	-25%	-26%	-19%	-39%

Source: Bloomberg, Company Fillings
Note: As of 9/21/20; Proxy Performance Peers Defined as UDR, MAA, ESS, EQR, AVB and CPT as disclosed in AIV's 2020 Proxy Statement; Proxy Compensation Peers defined as AMH, ARE, BRX, CPT, DEI, DRE, ELS, EXR, FRT, PEAK, KRC, KIM, PLD, MAC, MAA, REG, SLG, SUI, TCO and UDR as disclosed in AIV's 2020 Proxy Statement; REITs defined as FNERTR Index

L&B

DISCOUNT TO NAV HAS BEEN PERSISTENT

UNDER THE LEADERSHIP OF THE BOARD, AIMCO HAS TRADED AT A DISCOUNT TO NET ASSET VALUE

> Aimco has traded at a persistent discount to NAV while Apartment Peers have traded near or above NAV for much of this time

> The September sale by Aimco of a joint venture interest in $2.4 billion of apartments confirms the strong appetite by private investors for apartments

> Aimco's JV sale transaction highlights the substantial discount the shares trade at with an implied cap rate of 6.1% versus a sale closer to 4.0%



Persistently and Consistently Trading at a Discount to NAV

"...THE ANNOUNCED TRANSACTION DOES NOT SOLVE ALL OF THE ISSUES, AND ACTUALLY ADDS A FEW NEW ONES..." – *Citi*

Source: Green Street (Observed Premium/(discount) to NAV), Company filings

L&B

CLEAR DISPLAY OF BAD CORPORATE GOVERNANCE

IS THE AIMCO BOARD ACTING IN THE BENEFIT OF ALL SHAREHOLDERS, OR JUST SOME?

- 5 out of 9 directors have been on the board for more than 10 Years
- Both ISS and Green Street Advisors have big concern with AIV's governance
  - GSA Scores on 37 out of 100, lowest of all public apartment REITs
- Company has not opted out of "MUTA"
- *AIV board intends to be on Board of AIR*
- Recently elected director John Rayis practiced law for 34 years at Skadden, which currently represents AIV, yet is considered "independent" by the Board

Extensive Board Tenure Raises the Question; Who Does the Board Represent?



ISS Quality Score
1
7
10
Low Risk
High Risk
Devin I Murphy
John D Rayis
Ann Sperling
Nina A Tran
Kathleen M Nelson
Robert A Miller "Bob"
Thoimas L Keltner
Michael A Stein
Terry Considine
Average tenure:
13 years
> 25 years
-
5.0
10.0
15.0
20.0
25.0
30.0

Source: ISS; Green Street; Company Fillings





INVESTMENT COMMUNITY HAS DOUBTS ABOUT THE SPLIT

INVESTORS AND SELL-SIDE ANALYSTS ARE QUESTIONING THE MERITS OF THE PROPOSED TRANSACTIONS

- In a downgrade to Sell "Trading a Quarter for Two Dimes", Citi Analyst Bilerman cited "…**we believe the restructuring is not value enhancing** and actually adds more complexity, leading to two subpar entities, a higher dividend payout ratio, and **significant tax consequences for taxable shareholders**…" – *Citi*
- "… with existing Chairman and CEO Terry Considine overseeing both entities,… **we believe this muddles the "simplicity" and "independence" potential benefits to the AIR story.**" – *KeyBank*
- "… We believe **AIMCO likely faces an exit from the S&P as a result of this transaction**, which could drive certain investors to exit the stock." – *Mizuho*
- *"…the spinoff in isolation, **may not add meaningful shareholder value.**" – Green Street*

Investors and Clients Are Highly Skeptical of Spin in Citi Survey

Will AIV create additional value through the announced spin?
Yes
28%
No
72%
Should AIV have a shareholder vote to approve the transaction?
Yes
90%
No
10%

Note: Citigroup poll as of 7:30 am ET on September 23rd, 2020. Survey was conducted online, The participants were anonymous and the sample was limited.

L&B

TRANSACTION OVERVIEW: BAD CO. AND WORSE CO.

A DIVESTMENT OF 90% OF THE COMPANY SHOULD REQUIRE SHAREHOLDER APPROVAL, IN OUR VIEW

- "Bad Co.," or Apartment Investment REIT ("AIR" or "SpinCo"), will own 90% of the assets and "Worse Co." or Aimco ("AIV" or "RemainCo") will own 10% of the assets which management believes are weighing down the valuation of the Company
- Bad Co. Board will be comprised of the current Board of the Company and will be led by the current Chairman and CEO
  - Did the Board consider that AIV's substantial underperformance is due to the leadership? There is a clear failure of Board oversight, in our view.
- Worse Co. owner of a hodgepodge of uncertain developments / redevelopments and security interests in real estate including office

Did the Board and the Advisors consider how long it would take to achieve NAV versus a sale of the company or new leadership?

Proposed Transaction



NYSE: AIV
Market Cap: $5.02 B
Company NAV: $58/Share
Spin-Off 90% of AIV's Enterprise Value
SpinCo
NAV Est: $50/Share
Public Market Value: ?
RemainCo
NAV Est: $8/Share
Public Market Value: ?
Permanent impairment to NAV of up to $8/Share

Source: Company Fillings; Land Buildings' views and analyses

AIV'S DELAY TACTICS DEPRIVE SHAREHOLDERS OF REFERENDUM ON SPIN-OFF

WE BELIEVE THE BOARD IS ATTEMPTING TO DELAY THE SOLICITATION PROCESS IN ORDER EVADE AN ADVISORY VOTE

- AIV set Nov. 4th as the record date for determining shareholders entitled to request a special meeting - 36 days after Land & Buildings files its preliminary solicitation materials seeking shareholder support to call a special meeting to conduct an advisory vote on the proposed spin and 43 days following Land & Buildings' public call on the Board to voluntarily put the transaction to a shareholder vote
- AIV and its advisors are well aware that Land & Buildings' special meeting request is just the first step in the two–step solicitation process required to call and hold the special meeting yet sets Nov. 4th as the record date for the first step despite publicly stating that the spin is expected to close in December of 2020
- It seems clear to us that the Board is attempting to delay the solicitation process in order evade an advisory vote on the proposed spin
- We believe this delay tactic represents a thinly veiled attempt by the Board to create the illusion that it is being responsive to shareholder concerns despite the fact that shareholders are actually being deprived of the opportunity to have their voices heard on this material transaction, in our view
- Shareholders deserve a referendum on the sale of ~90% of the Company's assets, which is expected to close prior to the Company's 2021 Annual Meeting, when AIV's directors will be up for re-election
- The Board's latest maneuver has only solidified our belief that this Board cannot be trusted and that having a shareholder referendum on the proposed spin-off is more critical than ever

L&B

WHAT'S THE RUSH?

IS THE BOARD SIMPLY AVOIDING SHAREHOLDER INPUT BY SPINNING PRIOR TO AIV'S 2021 ANNUAL MEETING?



09/14/20
AIMCO announces the reverse spinoff of 90% of assets through a taxable spin

09/22/20
L&B Sends Letter to AIV Board of Directors, demands shareholder vote on spin

09/22/20
AIMCO provides tax information indicating concerning tax treatment for CEO/Chairman

09/25/20
L&B receives letter in response refusing to call for Special Meeting

09/29/20
L&B files preliminary proxy materials seeking shareholder support to call a Special Meeting

10/8/20
L&B to set as record date for Special Meeting request*

Mid-December
AIMCO expected closing of spin-off transaction without shareholder vote

AIMCO announces the formation of Apartment Income REIT… L&B: "without share holder consent"

AIMCO provides additional tax information related to 2020 property sales and spin-off … L&B: "Only amplifying our concerns"

AIMCO replied to L&B letters and did not indicate that AIMCO would voluntarily call a special meeting to vote on the proposed spin-off.

L&B: "Company's Recent Attempts to Justify Plan for Business Separation Have Only Further Revealed Extent to Which Transaction Would Benefit Management at the Expense of Shareholders."

11/4/20
Is the Board simply avoiding shareholder input by spinning prior to AIV's 2021 Annual Meeting?

MANANAGEMENT IS ATTEMPTING TO RUSH THROUGH A POORLY CONCEIVED AND POTENTIALY VALUE DESTRUCTIVE SEPARATION THAT BENEFITS MANAGEMENT AT THE EXPENSE OF SHAREHOLDERS, IN OUR VIEW

*Although AIV set Nov. 4th as the record date for determining shareholders entitled to request a special meeting, L&B intends to set Oct. 8 as its own record date given the Company's delay tactics and will reconcile all shareholder votes with the Nov. 4th record date set by the Company.

L&B

THERE IS A CLEAR PATTERN OF VALUE DESTRUCTION IN OUR VIEW

PARKMERCED IS THE MOST RECENT DISPLAY OF POOR CAPITAL ALLOCATION

- In December 2019, the Company announced a subordinate Mezzanine Loan in Parkmerced, a 3,000+ apartment community located in San Francisco
- A bad and complex deal from the start, with the potential for a write down as the tranches of debt senior to Aimco's investment trade at a discount today

SUMMARY

- At 10% interest, the well-secured Aimco loan to the Parkmerced partnership provides an attractive current return.
- Aimco expects the loan will result in more value than the continued ownership of the properties we plan to sell to fund the loan.
- Aimco believes the option to be 'in the money' by more than $100M today.
- The option, if exercised, provides Aimco a further substantial upside in:
  - The growth of NOI earned by the rent controlled apartment homes;
  - Monetization of the land and vested development rights; and, perhaps,
  - The opportunity for accretive development of new market rate apartment homes, without risk of rent control, in San Francisco, one of the most dynamic apartment markets in the nation.
- The ten-year term of the option provides Aimco a risk-free window on the growth of NOI from the rent controlled apartments before any Aimco decision to exercise the option.
- Similarly, the ten-year term of the option and the development of Phase 1 provide Aimco a risk-free window on the returns to be expected from development of Phases 2-9 before any Aimco decision to exercise the option.

In 1Q20, Aimco only received $0.6 million in interest payments on a $275 million loan, equating to a less than 1% interest yield…

Is there really value to option AIMCO suggesting?

Aimco's attempt to manufacture growth has apparently backfired as this great "risk-free" transaction will be left behind at RemainCo

Source: Company fillings

L&B

SHAREHOLDERS DESERVE TO HAVE THEIR VOICES HEARD ON THE MERITS OF THE SPIN

SPIN COULD DESTROY SUBSTANTIAL VALUE AND SHOULD BE PUT TO A SHAREHOLDER VOTE, IN OUR VIEW

DID THE BOARD CONSIDER ALL STRATEGIES TO MAXIMIZE VALUE FOR ALL SHAREHOLDERS?

Potential for Material Shareholder Value Destruction

- Management plans to create two separate and distinct publicly traded companies through a reverse spin-off
- The transaction represents a thinly veiled attempt by the Board and management to rid themselves of a decades-long poor track record rather than address the fundamental issues challenging the Company, in our view

Shareholders Deserve to Have A Say

- Proposed spin-off would be completed prior to the Company's 2021 Annual Meeting of Shareholders
- By structuring the transaction as a taxable spin-off, the Board and management team have, in our view, also conveniently ducked shareholder approval of this material transaction

Need to Explore All Strategic Alternatives To Realize Value

- Extraordinary appetite by private institutional investors for high-quality apartments.
- Was proposed transaction devised with the best interests of shareholders in mind?

L&B

LEGAL DISCLOSURE

The materials in this presentation (the "Materials") are for informational purposes only and may not be relied on by any person for any purpose and are not, and should not be construed as, investment, financial, legal, tax or other advice. The Materials represent the opinions of Land & Buildings Investment Management, LLC, together with its affiliates (collectively "Land & Buildings"), and have been compiled based on or derived from publicly available information. The Materials do not purport to be complete or comprehensive; or constitute an agreement, offer, a solicitation of an offer, or any advice to enter into or conclude any transaction or take or refrain from taking any other course of action (whether on the terms shown therein or otherwise).

The Materials contain "forward-looking statements." Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as "may," "will," "expects," "believes," "anticipates," "plans," "estimates," "projects," "targets," "forecasts," "seeks," "could" or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe Land & Buildings' objectives, plans or goals are forward-looking. Any forward-looking statements are based on Land & Buildings' current intent, belief, expectations, estimates and projections. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to differ materially. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

Any representation, statement or opinion expressed or implied in any of the Materials is provided in good faith but only on the basis that no reliance will be placed on any of the contents therein. You should obtain your own professional advice and conduct your own independent evaluation with respect to the subject matter therein. Land & Buildings expressly disclaims any responsibility or liability for any loss howsoever arising from any use of or reliance on any of the Materials or any of their contents as a whole or in part by any person, or otherwise howsoever arising in connection with the same. There is no assurance or guarantee with respect to the prices at which any securities of Apartment Investment and Management Company (the "Company") will trade, and such securities may not trade at prices that may be implied herein. Land & Buildings is not under any obligation to provide any updated or additional information or to correct any inaccuracies in the Materials. Funds managed by Land & Buildings currently beneficially own, and/or have an economic interest in, securities of the Company. These funds are in the business of trading, buying and selling securities. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more of such funds or accounts from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that Land & Buildings discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and Land & Buildings expressly disclaims any obligation to update such information. The Materials shall not constitute an offer to sell or the solicitation of an offer to buy any interests in any fund managed by Land & Buildings.

Land & Buildings has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the Securities and Exchange Commission (the "SEC") by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

L&B

LEGAL DISCLOSURE (CONTINUED)

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Land & Buildings has made a preliminary filing with the SEC of a solicitation statement and an accompanying request card to be used to solicit requests for the calling of a special meeting of shareholders of the Company to conduct an advisory vote on the proposed-spin off.

LAND & BUILDINGS STRONGLY ADVISES ALL SHAREHOLDERS OF THE COMPANY TO READ THE SOLICITATION STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE SOLICITATION STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are anticipated to be Land & Buildings Capital Growth Fund, LP, a Delaware limited partnership ("L&B Capital"), L & B Real Estate Opportunity Fund, LP, a Delaware limited partnership ("L&B Real Estate"), Land & Buildings GP LP, a Delaware limited partnership ("L&B GP"), L&B Opportunity Fund, LLC, a Delaware limited liability company ("L&B Opportunity"), Land & Buildings Investment Management, LLC, a Delaware limited liability company ("L&B Management"), Jonathan Litt and Corey Lorinsky.

As of the date hereof, L&B Capital directly owns 450,806 shares of Class A Common Stock, $0.01 par value, of the Company (the "Common Stock"). As of the date hereof, L&B Real Estate directly owns 484,581 shares of Common Stock. As of the date hereof, L&B Opportunity directly owns 54,912 shares of Common Stock. As of the date hereof, 1,164,675 shares of Common Stock were held in a certain account managed by L&B Management (the "Managed Account"). As of the date hereof, L&B GP, as the general partner of each of L&B Capital and L&B Real Estate, beneficially owns the (i) 450,806 shares of Common Stock owned by L&B Capital and (ii) 484,581 shares of Common Stock owned by L&B Real Estate. As of the date hereof, L&B Management, as the investment manager of each of L&B Capital, L&B Real Estate and L&B Opportunity, and as the investment advisor of the Managed Account, beneficially owns the (i) 450,806 shares of Common Stock owned by L&B Capital, (ii) 484,581 shares of Common Stock owned by L&B Real Estate, (iii) 54,912 shares of Common Stock owned by L&B Opportunity, and (iv) 1,164,675 shares of Common Stock held in the Managed Account. As of the date hereof, Mr. Litt, as the managing principal of L&B Management, beneficially owns the (i) 450,806 shares of Common Stock owned by L&B Capital, (ii) 484,581 shares of Common Stock owned by L&B Real Estate, (iii) 54,912 shares of Common Stock owned by L&B Opportunity, and (iv) 1,164,675 shares of Common Stock held in the Managed Account. As of the date hereof, Mr. Lorinsky directly owns 10 shares of Common Stock.